UNITED STATES OF AMERICA
                                   Before the
                       SECURITIES AND EXCHANGE COMMISSION

-----------------------------------------------

In the Matter of:                              :
                                               :
AMERICAN ELECTRIC POWER COMPANY, INC.          :      CERTIFICATE
Columbus, Ohio  43215                          :      OF
                                               :      NOTIFICATION
(70-5943)                                      :
                                               :
PUBLIC UTILITY HOLDING                         :
COMPANY ACT OF 1935                            :
-----------------------------------------------:


THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated
December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from July 1, 2004, through September 30, 2004, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 301,184 shares of the Company's Common Stock, at a total purchase price of $9,827,104.92. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                                        AMERICAN ELECTRIC POWER COMPANY, INC.


                                        By: ____/s/ Thomas G. Berkemeyer_____
                                                 Assistant Secretary

Dated:  November 2, 2004

                                   SCHEDULE I
                                       To
                    CERTIFICATE OF NOTIFICATION (#70-5943) of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period July 1 - September 30, 2004

TRANSACTIONS THIS PERIOD:

                           - ORIGINAL ISSUE SHARES -

                                             PRICE              TOTAL
                         SHARES               PER             PURCHASE
     PERIOD              ISSUED              SHARE              PRICE
    TOTAL O/I
    PURCHASE              -0-                                   $-0-

                           - OPEN MARKET PURCHASES -

                                         AVERAGE PRICE          TOTAL
                         SHARES            PER SHARE          PURCHASE
      DATE             PURCHASED                                PRICE
    07/06/04                8,284               31.650           262,188.30
    07/13/04                6,739               31.488           212,197.63
    07/20/04                5,915               31.950           188,984.25
    07/27/04                7,080               30.476           215,772.94
    08/03/04                9,418               31.795           299,445.31
    08/10/04                2,584               31.600            81,654.40
    08/17/04                4,816               31.980           154,015.68
    08/24/04                4,393               32.150           141,233.75
    08/31/04                2,504               32.541            81,482.66
    09/07/04                4,877               33.095           161,404.32
    09/07/04               30,195               33.122         1,000,118.79
    09/08/04               30,260               33.046           999,971.96
    09/09/04               34,666               32.940         1,141,898.04
    09/10/04               34,802               32.898         1,144,916.20
    09/13/04               34,741               32.908         1,143,256.83
    09/14/04               35,231               32.450         1,143,245.95
    09/14/04                1,605               32.370            51,953.85
    09/15/04               35,090               32.581         1,143,267.29
    09/21/04                4,290               32.821           140,802.09
    09/28/04                3,694               32.294           119,294.68
                            -----                                ----------

    TOTAL O/M             301,184                             $9,827,104.92
    PURCHASE              =======                             =============



                           - TOTAL ACTIVITY THIS PERIOD -

                                                            TOTAL
                             SHARES                        PURCHASE
                            PURCHASED                       PRICE
O/I Shares                     -0-                             -0-
O/M Purchases                 301,184                     $9,827,104.92
                              -------                     -------------

TOTAL ACTIVITY                301,184                     $9,827,104.92
                              =======                     =============




SCHEDULE I to CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 2004
PAGE TWO


CUMULATIVE SUMMARY OF TRANSACTIONS:

                           - ORIGINAL ISSUE SHARES -

                                                             TOTAL
                                        SHARES             PURCHASE
                                        ISSUED               PRICE

Totals from last report               47,773,594       $1,008,340,148.37
Transactions this period                    -0-                 -0-
                                      __________       _________________
   Total Original Issue Shares        47,773,594       $1,008,340,148.37
                                      ==========       =================


                           - OPEN MARKET PURCHASES -

                                                             TOTAL
                                        SHARES             PURCHASE
                                        ISSUED               PRICE

Totals from last report              29,120,264        $ 916,316,432.72
Transactions this period                301,184          $ 9,827,104.92
                                    ------------         --------------

   Total Open Market Shares          29,421,448         $926,143,537.64
                                     ==========         ===============